Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

June 15, 2017

Ms. Mara L. Ransom

Assistant Director

Office of Consumer Products

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Harmony Merger Corp.
Preliminary Proxy Statement on Schedule 14A
Filed May 9, 2017
File No. 001-36842

Dear Ms. Ransom:

On behalf of Harmony Merger Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated June 6, 2017, relating to the above-captioned Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”). Captions and page references herein correspond to those set forth in the Amendment No. 1 to the Proxy Statement, a copy of which has been marked with the changes from the original filing of the Proxy Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Background of the Business Combination, page 51

1.	Please also include a discussion of the negotiation of the merger consideration, including when the amount of consideration was determined and whether and, if so, how, the amount changed. See Item 14(b)(7) of Schedule 14A.

We have revised the disclosure on pages 57 and 58 of the Proxy Statement as requested.

Securities and Exchange Commission

Harmony’s Board of Directors’ and Special Advisor’s Reasons for Approval of the Transactions, page 55

2.	Please provide the factors your special advisor considered in recommending the transaction to your shareholders. We note that the prefatory language in the third to last paragraph of page 56 names only the board of directors as having given weight to the listed factors.

We have revised the disclosure on page 61 of the Proxy Statement as requested to indicate that the factors considered by the Company’s special advisor were the same factors considered by the Company’s board of directors. However, we wish to note to the Staff that in response to Comment 4 below, we have removed any implication in the Proxy Statement that the Company’s special advisor is making any recommendation to the Company’s stockholders.

3.	Please provide the information required by Item 1015(b)(3)-(6) of Regulation M-A for the special advisor or provide us with your analysis as to why such disclosure is not required. See Item 14(b)(6) of Schedule 14A.

We respectfully believe that Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A are inapplicable in this case.  Item 14(b)(6) and Item 1015(b) of Regulation M-A requires disclosure of certain items related to a report, opinion or appraisal obtained from an outside party.  Mr. Greenblatt has not provided the Company or its stockholders with any report, opinion or appraisal relating to the consideration to be paid in, or the fairness of, the proposed business combination with NextDecade, as specified in Item 1015(b) of Regulation M-A. Furthermore, Mr. Greenblatt is not an outside party.  Mr. Greenblatt acted as special advisor to the Company in connection with its search for a target business and is also one of the Company’s initial stockholders.  Mr. Greenblatt is mentioned in the Company’s prospectus for its initial public offering as well as in the Company’s Annual Reports on Form 10-K, including his biography and role with the Company (see “Special Advisor” in Item 10 of the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 10, 2017). He attends the Company’s board meetings when requested to do so, including the meeting called to approve the proposed business combination with NextDecade. Although the Company has no formal arrangement or agreement with Mr. Greenblatt to provide services to the Company, he agreed in connection with the Company’s initial public offering that he would make himself available to provide advice, introductions to potential targets, and assistance to the Company, at the Company’s request, if he is able to do so, at no cost to the Company. He provided similar services to four similarly structured blank check companies that Messrs. Rosenfeld and Sgro have been involved in (Rhapsody Acquisition Corp., Arpeggio Acquisition Corp., Trio Merger Corp. and Quarter Merger Corp.) and similar disclosure related to Mr. Greenblatt has been included in the proxy statements relating to such transactions, which have since been completed.

Based on the foregoing, we respectfully believe that no revision to the Proxy Statement is necessary and we have not made any revisions in relation thereto.

Securities and Exchange Commission

Recommendation of Harmony’s Board of Directors and Special Advisor, page 66

4.	Please tell us more about the relationship between you and the Special Advisor. In doing so, please tell us how the special advisor is able to make recommendations to your shareholders, as opposed to making recommendations solely to your board and tell us about your Special Advisor’s role in approving the Merger Proposal. Please also tell us whether the Special Advisor has any fiduciary or contractual duties to your shareholders.

As indicated above in response to Comment 3, Mr. Greenblatt served as special advisor to the Company in connection with its search for a target business and served as special advisor to four similarly structured blank check companies that Messrs. Rosenfeld and Sgro have been involved in. Notwithstanding the foregoing, the Company has no formal contractual arrangement or agreement with Mr. Greenblatt to provide services to the Company and he has no fiduciary obligation to the Company or its stockholders. Mr. Greenblatt has simply agreed to provide advice, introductions to potential targets, and assistance to the Company’s board of directors, at its request, only if he is able to do so. Based on the foregoing, we have revised the disclosure throughout the Proxy Statement to remove the implication that Mr. Greenblatt is making any recommendation to the Company’s stockholders.

5.	In the first sentence of this section, you indicate that your special advisor determined that the merger is “fair to and in the best interests of your stockholders and that the special advisor recommends a “For” vote for each proposal. Then, in the second sentence, you state that your special advisor “also supports” each proposal. Please clarify whether your special advisor is recommending the transaction to your shareholders. Please also clarify what “supports” means, if different than a recommendation.

As indicated in response to Comment 4, we have revised the disclosure throughout the Proxy Statement to remove the implication that Mr. Greenblatt is making any recommendation to the Company’s stockholders. Accordingly, we respectfully believe that this comment is no longer applicable.

Business of NextDecade

Capital Requirements and Sources of Liquidity, page 122

6.	Please provide more detail on the expected capital required to complete the RGLNG and Rio Bravo pipeline projects. See Item 303(a)(1) and (2)(ii) of Regulation S-K.

We have revised the disclosure on pages 126 and 127 of the Proxy Statement to include more detail on the expected capital required to complete the RGLNG and Rio Bravo pipeline projects as requested.

*************

Securities and Exchange Commission

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Mr. Eric S. Rosenfeld